Mail Stop 3561

October 1, 2008

Mr. Homi B. Patel, President and CEO
Hartmarx Corporation
101 North Wacker Drive
Chicago, Illinois 60616

> **Re:** **Hartmarx Corporation**
> **Form 10-K for Fiscal Year Ended November 30, 2007**
> **Filed February 8, 2008**
> **File No. 001-08501**

Dear Mr. Patel:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

cc   Taras R. Proczko, Esq.
        FAX: 312/357-5807